Exhibit 1

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) 33.30029520-8

PUBLIC-HELD COMPANY

NOTICE TO THE MARKET

Implementation of the condition precedent to the Prior Consent by Agência Nacional de Telecomunicações – ANATEL

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in reference to the Notice to the Market, dated July 30, 2015, and to the call notice for an Extraordinary General Shareholders’ Meeting of the Company to be held on September 1, 2015 (the “Meeting”), at 11 am, at the Company’s headquarters located at Rua do Lavradio, No. 71, Centro, in the City and State of Rio de Janeiro, hereby informs its shareholders and the market in general that the tax compliance of Oi has been proven, thus fulfilling the condition precedent set in the Prior Consent granted by ANATEL for the transactions and measures disclosed in the Material Fact of March 31 and July 22, 2015, to be discussed at the Meeting.

Rio de Janeiro, August 31, 2015.

OI S.A.

Flavio Nicolay Guimaraes

Chief Financial and Investor Relations Officer